Free Writing Prospectus

 Filed Pursuant to Rule 433

Registration Statement No. 333-249028

May 25, 2022

First Busey Corporation

$100,000,000

5.000% Fixed-to-Floating Rate Subordinated Notes due 2032 Term Sheet

May 25, 2022

The following information relates only to First Busey Corporation’s offering (the “Offering”) of its 5.000% Fixed-to-Floating Rate Subordinated Notes due 2032 and should be read together with the preliminary prospectus supplement dated May 25, 2022 relating to this Offering including the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	First Busey Corporation (the “Company”)

Security:	5.000% Fixed-to-Floating Rate Subordinated Notes due 2032 (the “Notes”)

Aggregate Principal Amount:	$100,000,000

Ratings:

BBB by Kroll Bond Rating Agency, Inc.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	May 25, 2022

Settlement Date:	June 2, 2022 (T+5)

Final Maturity Date (if not previously redeemed):	June 15, 2032

Coupon:	From and including the Settlement Date to, but excluding, June 15, 2027, or the date of earlier redemption (the “Fixed Rate Period”), the Notes will bear interest at an initial rate of 5.000% per annum, payable semiannually in arrears. From and including June 15, 2027 to, but excluding, the Final Maturity Date or the date of earlier redemption (the “Floating Rate Period”), the Notes will bear interest at a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the prospectus supplement under “Description of the Subordinated Notes — Payment of Principal and Interest”), plus a spread of 252 basis points for each quarterly interest period during the Floating Rate Period, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero per annum, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:

Fixed Rate Period: June 15 and December 15 of each year, commencing on December 15, 2022. The last interest payment date for the Fixed Rate Period will be June 15, 2027.

Floating Rate Period: March 15, June 15, September 15, and December 15 of each year, commencing on September 15, 2027.

Record Dates:	The 15th calendar day immediately preceding the applicable Interest Payment Date.

Day Count Convention:	Fixed Rate Period: 30/360. Floating Rate Period: 360-day year and the actual number of days elapsed.

Redemption:	The Company may, at its option, beginning on June 15, 2027 and on each Interest Payment Date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under applicable laws and regulations, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The Company may redeem the Notes, in whole but not in part, at any time, including prior to June 15, 2027, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest thereon to, but excluding, the date of redemption.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, which may include, without limitation, providing capital to support its growth organically or through strategic acquisitions, repaying indebtedness, financing investments, capital expenditures, repurchasing shares of common stock and for investments in Busey Bank as regulatory capital.

Price to Public:	100.00%

Underwriters’ Discount:	1.50% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$98,500,000

Ranking:	The Notes will be general unsecured, subordinated obligations of the Company and:
• will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future senior indebtedness (as defined in the indenture pursuant to which the Notes will be issued and described under “Description of the Subordinated Notes – Ranking” in the preliminary prospectus supplement); including the $40.0 million aggregate principal amount of its 3.75% Senior Notes due May 25, 2022 (which will be paid off at maturity prior to the closing date of this offering) and the $51.0 million aggregate amount of indebtedness outstanding through the Company’s credit facility with U.S. Bank National Association;

• will rank equal in right of payment and upon the Company’s liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes, including the $60.0 million aggregate principal amount of its Fixed-to-Floating Rate Subordinated Notes due May 25, 2027 and the $125.0 million aggregate principal amount of its Fixed-to-Floating Rate Subordinated Notes due June 1, 2030;

• will rank senior in right of payment and upon the Company’s liquidation to any of its existing and all of its future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to indebtedness such as the Notes, including the $71.7 million aggregate principal amount of the Company’s junior subordinated debentures;

• will be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including without limitation depositors of Busey Bank, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of March 31, 2022, Busey Bank and the Company’s other subsidiaries had outstanding indebtedness, total deposits and other liabilities of approximately $11.0 billion, excluding intercompany liabilities, to which the Notes will be structurally subordinated.

CUSIP/ISIN:	319383-AE5 / US319383AE54

Bookrunners:	Piper Sandler & Co., U.S. Bancorp Investments, Inc.

The Issuer has filed a shelf registration statement (File No. 333-249028) (including a base prospectus) and a related preliminary prospectus supplement dated May 25, 2022 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by emailing Piper Sandler & Co. at fsg-dcm@psc.com or by calling U.S. Bancorp Investments, Inc. at 1-877-558-2607.

We expect that delivery of the Notes will be made against payment for the Notes on or about Settlement Date indicated above, which will be the 5th business day following the trade date of May 25, 2022 (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day preceding the Settlement Date will be required, by virtue of the fact that the notes will initially settle in 5 business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.